Exhibit 99.1

BeFra Publishes New Corporate Presentation

Guadalajara, Jalisco, Mexico; July 25, 2025 — Betterware de México, S.A.P.I. de C.V. (NYSE: BWMX) (“BeFra” or the “Company”), has published a new corporate presentation available in the “Investor Resources” section of BeFra’s investor relations website.

BeFra Group Corporate Presentation

https://d1io3yog0oux5.cloudfront.net/_b7348a318e943e0cb55b1948db41337c/betterware/db/1177/12298/pdf/BeFra+Corporate+Presentation+-+Website+IR.pdf

Company:

BeFra IR

iroffice@better.com.mx

+52 (33) 3836 0500 Ext. 2011

InspIR:

Investor Relations

Barbara Cano/Ivan Peill

barbara@inspirgroup.com/Ivan@inspirgroup.com

About Betterware

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs related to household organization, practicality, space-saving, and hygiene. Through the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of direct-to-consumer in the Beauty market in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care, and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and in the United States of America.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward- looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.